Filed Pursuant to Rule 253(g)(2)

File No. 024-12456

VIVOS INC.

Up to 60,000,000 Shares of Common Stock, par value $0.001 per share at an offering price of $0.12 per Share ($7,200,000)

This Post-Qualification Offering Circular Supplement No. 1 (the “Supplement”) supplements the offering circular of Vivos Inc. (the “Company”), dated as qualified on July 16, 2024, and as may be amended and supplemented from time to time (the “Offering Circular”), to add, update and/or replace information contained in the Offering Circular as expressly set forth herein. Unless otherwise defined below, capitalized terms used herein shall have the same meanings as set forth in the Offering Circular. See “Incorporation by Reference of Offering Circular” below.

Incorporation by Reference of Offering Circular

The Offering Circular, including this Supplement, is part of an offering statement (File No: 024-12456) that we filed with the Securities and Exchange Commission (the “Commission”). We hereby incorporate by reference into this Supplement all of the information contained in Part II of the Offering Circular, as filed with the Commission on July 15, 2024. Please note that any statement that we make in this Supplement (or have made in the Offering Circular) will be modified or superseded by any inconsistent statement made by us in a subsequent offering circular amendment or post-qualification amendment.

Change in Price Per Share and Maximum Offering Amount

The purpose of this Supplement is to modify references within the Offering Circular to the price of the shares of the Company’s common stock, par value $0.001 per share (the “Common Stock”) to be sold in the offering from $0.15 per share to $0.12 per share.

Effective as of the date of filing of this Supplement with the Commission and for all shares of Common Stock offered by us pursuant to the Offering Circular, we will offer and sell on a continuous basis, up to 60,000,000 shares of our Common Stock at a price of $0.12 per share. The aggregate maximum offering price of our Common Stock will not exceed $7,200,000 and there is no minimum offering amount.

Except as expressly set forth herein, the offering of our Common Stock, as described in the Offering Circular, as amended or otherwise supplemented by our public reports filed with the Commission and available at the Commission’s website, www.sec.gov, which we incorporate by reference in the Offering Circular, remains unchanged.